UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52937

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 AND ENDING 12/31/2018
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Spartan Securities Group Ltd

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15500 Roosevelt Blvd. #303

(No. and Street)

Clearwater	FL	33760
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Haynie & Company

(Name – if individual, state last, first, middle name)

50 West Broadway, Suite 800	Salt Lake City	UT	84101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Lopez _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Spartan Securities Group Ltd _____ , as of December 31st _____ , 20 18 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____



Signature

CCO
_____
Title



Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



ABBY B LORD
State of Florida-Notary Public
Commission # GG 124800
My Commission Expires
July 16, 2021

SPARTAN SECURITIES GROUP, LTD.
(A Florida Limited Partnership)

Financial Statements and
Supplementary Information
as of and for the year ended
December 31, 2018

TABLE OF CONTENTS



Haynie &
Company

Certified Public Accountants
[address line illegible] Suite [illegible] Salt Lake City, UT [illegible] (801) 539-7800 Fax (801) 328-4461

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Spartan Securities Group, Ltd.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Spartan Securities Group, Ltd. as of December 31, 2018, the related statements of operations, changes in partners' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Spartan Securities Group, Ltd. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Spartan Securities Group, Ltd.'s management. Our responsibility is to express an opinion on Spartan Securities Group, Ltd.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Spartan Securities Group, Ltd. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of Spartan Securities Group, Ltd.'s financial statements. The supplemental information is the responsibility of Spartan Securities Group, Ltd.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information in Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
February 28, 2019

We have served as Spartan Securities Group Ltd.'s auditor since 2019.



SPARTAN SECURITIES GROUP, LTD.
A Florida Limited Partnership)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash and cash equivalents	$ 414,940
Deposit with clearing organization	1,050,820
Commission receivable from clearing broker	454,584
Securities owned - marketable securities at market value	258,939
Investment	3,453
Furniture, fixtures and equipment, net	37,958

TOTAL ASSETS	**$ 2,220,694**

LIABILITIES AND PARTNERS' EQUITY

LIABILITIES

Commissions payable	$ 291,107
Accounts payable	15,800
Securities sold, not purchased - marketable securities at market value	36,642
Accrued liabilities	160,998
Brokers payable	348,147

TOTAL LIABILITIES	852,694
PARTNERS' EQUITY	1,368,000
TOTAL LIABILITIES AND PARTNERS' EQUITY	$ 2,220,694

See notes to financial statements.

SPARTAN SECURITIES GROUP, LTD.
(A Florida Limited Partnership)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2018

REVENUE

Securities commissions and fees	$ 24,751
Trading gains and losses	4,775,671
Investment banking fees	179,985
Interest and dividend income	1,450
Other Income	60,446
TOTAL REVENUE	5,042,303

OPERATING EXPENSES

Clearance and execution	341,901
Communication and information technology	318,487
Compensation, benefits and commissions	3,691,016
Other administrative expenses	452,639
Business development	113,325
Occupancy and equipment	23,256
Depreciation expense	1,964
TOTAL OPERATING EXPENSES	4,942,588

NET INCOME	$ 99,715

See notes to financial statements.

SPARTAN SECURITIES GROUP, LTD.
(A Florida Limited Partnership)

STATEMENT OF CHANGES IN PARTNERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

	Total
Partner Equity - December 31, 2017	$ 1,818,285
Partners' distributions	(550,000)
Net income	99,715
Partners' Equity - December 31, 2018	$ 1,368,000

See notes to financial statements.

SPARTAN SECURITIES GROUP, LTD.
(A Florida Limited Partnership)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	$ 99,715
Adjustments to reconcile net income to net cash used in operating activities	
Depreciation and amortization	1,964
Increase (decrease) in cash flows from changes in:	
Receivable from clearing organization	1,297,121
Securities owned	(55,004)
Deposit with clearing broker	(484,621)
Accounts payable	(10,135)
Accrued liabilities	(719,903)
Securities sold, not purchased	(139,628)
Commissions payable	(1,477,726)
Payable to broker	263,746
NET CASH USED IN OPERATING ACTIVITIES	(1,224,471)

CASH FLOWS FROM INVESTING OPERATIONS
Purchase of furniture, fixtures, and equipment	(1,914)
CASH FLOWS USED IN INVESTING OPERATIONS	(1,914)

CASH FLOWS FROM FINANCING ACTIVITIES
Partners' distributions	(550,000)
CASH USED IN FINANCING ACTIVITIES	(550,000)

NET CHANGE IN CASH AND CASH EQUIVALENTS	(1,776,385)
CASH AND CASH EQUIVALENTS - Beginning of Year	2,191,324
CASH AND CASH EQUIVALENTS - End of Year	$ 414,940

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid during the year	$ -
Income tax paid during the year	$ -

See notes to financial statements.

7

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2018

NOTE A – NATURE OF BUSINESS

Spartan Securities Group, Ltd. (The "Partnership") is a Florida limited partnership that is a member of the Financial Industry Regulatory Authority (FINRA) and is registered with the US Securities and Exchange Commission (SEC) as a securities broker-dealer. The Partnership provides securities trading, underwriting, investment banking and brokerage services for individuals, institutions and corporations. The Partnership, like other broker-dealers, is directly affected by general economics and market conditions, including fluctuations in volume and price level of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

The Partnership consists of a General Partner and certain Limited Partners. Profits and losses are allocated to individual partners' capital accounts in proportion to their individual interests. The Partnership was originally formed in July 2000; however, an Amended and Restated Agreement of Limited Partnership became effective May 30, 2004. The Partnership will continue in existence until December 31, 2021.

The information included in the financial statements regarding provisions of the Partnership Agreement provides only general information. Reference should be made to the Partnership Agreement and related documents for a complete description of the Partnership provisions.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements are prepared using the accrual method of accounting.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Significant estimates included in the accompanying financial statements include the valuation of securities owned and securities sold, not yet purchased. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period that they are determined to be necessary. It is at least reasonably possible that our estimates could change in the near term with respect to this matter.

Revenue Recognition – The Partnership is engaged in the securities broker-dealer business, which comprises several classes of services, including principal transactions, agency transactions, investment and banking. The following summarizes the Partnership's accounting policies regarding revenue recognition:

No disclosure of primary source of revenue (Gain/Loss of sale of Securities)

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investment Banking – Investment banking revenues include gains, losses and fees, net of syndicate expenses, arising from securities offerings in which the Partnership acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Investment Advisory Income – Investment advisory fees are received monthly, but are recognized as earned on a pro rata basis over the term of the contract.

Customer Accounts - The Partnership operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Partnership clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. A special reserve account is not required for the benefit of customers in accordance with rule 15c3-3k (2) (ii) of the Securities and Exchange Commission.

Cash and Cash Equivalents– The Partnership includes as cash and cash equivalents amounts invested in money market mutual funds, as well as all other highly liquid investments with an original maturity of three months or less.

Fair Value of Securities – Securities owned – marketable equities and securities sold, but not yet purchased, are valued at market value with the resulting unrealized gains and losses included in income. The market value of securities owned is determined by the Partnership utilizing quoted market prices, dealer quotes, or prices obtained from third parties. Not readily marketable securities are valued at the estimated fair value of the securities.

Computation of Customer Reserve -The Company operates pursuant to the (k)(2)(ii) exemption provision of SEC Rule 15c3-3 and is therefore exempt from the computation for determination of reserve requirements. The Company is exempt from the possession and control requirements under SEC rule 15c3-3 in that it carries no customer accounts and promptly transmits all funds and securities to its clearing broker/dealer.

SPARTAN SECURITIES GROUP, LTD.
(A Florida Limited Partnership)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2018

Fair Value Measurement- All financial assets and liabilities were recognized or disclosed at fair value in the financial statements. This value was evaluated on a recurring basis (at least annually). Generally accepted accounting principles in the United States define fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on a measurement date. The accounting principles also established a fair value hierarchy which required an entity to maximize that use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Three levels of inputs were used to measure fair value.

Level 1: Quotes of market prices in active markets for identical assets or liabilities.
Level 2: Observable market based inputs or unobservable inputs that were corroborated by market data.
Level 3: Unobservable inputs that were not corroborated by market data.

Fair Value Measurement at End of Reporting Period:

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2018.

Fair Value Measurements on a Recurring Basis As of December 31, 2018

	Level 1	Level 2	Level 3	Total
Assets				
Securities Owned (Long):	$ 258,939	$ -	$ -	$ 258,939
Securities Sold, not purchased (Short):	(36,642)	-	-	(36,642)
Investments	3,453	-	-	3,453
Total	$ 225,750	$ -	$ -	$ 225,750

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2018

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Commission Receivable from Clearing Broker and Allowance for Doubtful Accounts – Our credit terms for our receivable from the clearing broker are typically net 30 days. We perform ongoing credit evaluation of our clearing broker and do not require collateral to support the collectability of such receivable. Receivables are determined to be past due if payment is not made in accordance with the terms of our contracts and receivables are written off when they are determined to be uncollectible. The allowance for doubtful accounts is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the receivables in light of historical experience, the existence of any adverse situations, the estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. Substantially all of the receivables existing at December 31, 2018 have been recovered subsequent to year end.

Furniture, Fixtures and Equipment –Furniture, fixtures and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets, generally five years. Expenditures for repairs and maintenance are charged to operations as incurred.

Income Taxes – The company's income tax returns are subject to examination by appropriate tax jurisdictions. As of December 31, 2018, the partnership's federal and various tax returns generally remain open for the last three years.

Accounting Pronouncements - The Financial Accounting Standards Board and other entities issued new or modifications to, or interpretations of, existing accounting guidance during 2018. The Partnership has carefully considered the new pronouncements that altered generally accepted accounting principles and does not believe that any other new or modified principles will have a material impact on the Partnership's reported financial position or operations in the near term.

SPARTAN SECURITIES GROUP, LTD.
(A Florida Limited Partnership)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2018

NOTE C – RECEIVABLE FROM AND PAYABLE TO CLEARING BROKER

The Partnership clears substantially all of its proprietary and customer transactions through a clearing broker-dealer on a fully disclosed basis. At December 31, 2018, the amount receivable from clearing broker of $454,584 consists of fees and commissions receivable and proceeds from proprietary trading activity. At December 31, 2018, the amount payable to broker in the amount of $348,147 relates to proprietary securities transactions and is collateralized by securities owned and on deposit with the clearing broker.

NOTE D – SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

At December 31, 2018, marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values, as follows:

	Owned	Sold, Not Yet Purchased
Equities	$ 258,939	$ (36,642)

NOTE E – COMMITMENTS AND RELATED PARTY TRANSACTIONS

Operating Lease – The Partnership leases its office space under an operating lease agreement expiring in October 2019 and provides for annual rent as set forth below. The rent expense in 2018 was 23,256. Future rent is projected to be $23,721 for 2019.

Management Fee - Pursuant to the terms of the Partnership Agreement, the General Partner is entitled to a monthly management fee, which is treated as a guaranteed payment, from the Partnership equal to one-twelfth (1/12) of one percent (1%) of the Partnership Net Asset Value determined as of the last business day of the preceding month. There were no management fees incurred as the General Partner permanently waived the requirement to receive such fees for the year ended December 31, 2018. Related party transaction terms are not necessarily indicative of terms with third parties.

NOTE F – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

Financial instruments consist of cash, evidence of ownership in an entity and contracts that both (i) impose on one entity a contractual obligation to deliver cash or another financial instrument to a second entity, or to exchange other financial instruments on potentially unfavorable terms with the second entity, and (ii) conveys to that second entity a contractual right (a) to receive cash or another financial instrument from the first entity or (b) to exchange other financial instruments on potentially favorable terms with the first entity. Accordingly, the Partnership's financial instruments consist of cash and cash equivalents, the amounts due to and from the clearing broker, securities owned and sold, not yet purchased accounts and commissions payable and accrued liabilities.

The carrying values of the Partnership's cash and cash equivalents, receivable and payable to the clearing broker, securities sold and owned, not yet purchased, accounts and commissions payable and accrued liabilities approximates their respective fair values due to their short-term nature.

As such, financial instruments, which potentially subject the Partnership to significant concentrations of credit risk, consist primarily of cash and cash equivalents. With respect to cash and cash equivalents, the Partnership frequently maintains such balances in excess of federally insured limits. The Partnership has not experienced any losses in such accounts.

The Partnership's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Partnership and the Partnership's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Partnership and its clearing broker provides that the Partnership is obligated to assume any exposure related to such non-performance by its customers. The Partnership seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Partnership monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduced positions, when necessary.

The Partnership is subject to certain inherent market risks arising from its investing activities of selling securities short. The ultimate cost of the Partnership to acquire these securities may exceed the liability reflected in the financial statements.

NOTE G – NET CAPITAL REQUIREMENT

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Partnership's net capital of $1,159,511 was $871,011 in excess of its required net capital of $288,500. At December 31, 2018, the Partnership's aggregate indebtedness to net capital ratio was .70 to 1 or 70%.

NOTE H – LITIGATION

On February 20, 2019, the SEC brought an action in the United States District Court for the Middle District of Florida against the Partnership, and certain of its current and a former officer, seeking injunctive relief, a penny stock bar, and other relief relating to 19 Form 211s filed by the Partnership. The SEC alleges that the Partnership and its named officers knew or were reckless in not knowing, that certain individuals had manufactured 19 public companies for sale, using nominees for undisclosed control persons. The company and its current and former officers intend to vigorously defend against the claims as they relied upon registration statements that were declared effective by the SEC. A responsive pleading is due April 22, 2019. At this juncture, the outcome of litigation is uncertain, and it is too early to determine the outcome, so no accrual has been recorded.

NOTE I – SUBSEQUENT EVENTS

All subsequent events requiring recognition as of February 28, 2019, have been incorporated into these consolidated financial statements and there are no subsequent events that require disclosure in accordance with FASB ASC Topic 855.

SUPPLEMENTARY INFORMATION

SPARTAN SECURITIES GROUP, LTD.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2018

Net Capital	
Net Capital per Balance Sheet	$1,367,999
Deduct partners' equity not allowable in computation of net capital	
Total partners' equity qualified for net capital	1,367,999
Deductions and/or charges	
Non-allowable assets:	
Other assets	(174,630)
Net capital before haircuts on securities position (tentative net capital)	1,193,369
Haircuts on securities	(33,858)
Net Capital	$1,159,511
Less minimum net capital requirements per Rule 15c3-1	(288,500)
Excess net capital	$ 871,011
Excess net capital at 100% (net capital less 20% of min net capital requirements)	$ 813,311
Aggregate indebtedness	
Items included in statement of financial position:	
Commissions payable	291,107
Accounts payable	15,800
Accrued liabilities	509,145
Total aggregate indebtedness	$ 816,052
Ratio: aggregate indebtedness to net capital	70%
Reconciliation of net capital	
Net capital as reported on the Company's Part II unaudited FOCUS report	$1,159,511
Audit adjustments	
Net capital per audit report, above	$1,159,511



Haynie &
Company

Certified Public Accountants (a professional corporation)
50 West Broadway, Suite 600   Salt Lake City, UT 84101   (801) 532-7800   Fax (801) 328-4461

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Spartan Securities Group, Ltd.

We have reviewed management's statements, included in the accompanying Exemption report, in which (1) Spartan Securities Group, Ltd identified the following provisions of 17 C.F.R. §15c3-3(k) under which Spartan Securities Group, Ltd claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provisions) and (2) Spartan Securities Group, Ltd stated that Spartan Securities Group, Ltd met the identified exemption provisions throughout the most recent fiscal year without exception. Spartan Securities Group, Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Spartan Securities Group, Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
February 28, 2019

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Independent Accounting Firms

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SPARTAN
SECURITIES GROUP, Ltd.
MEMBER FINRA / SIPC

EXEMPTION REPORT

To Whom It May Concern,

To the best knowledge and belief of Spartan Securities Group Ltd., (the "Company"), the Company claimed exemption from possession or control requirements of SEC Rule 15c3-3 under subparagraph (k)(2)(ii) for the fiscal year ended December 31st 2018. This subparagraph states:

(K)   Exemptions

(2)   The provisions of this Rule shall not be applicable to a broker or dealer;

(ii)   Applies to broker-dealers who clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker dealer, does not carry customer accounts and who promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer to the clearing broker dealer. A special reserve is not required for the benefit of customers in accordance with rule 15c3-3(k)(2)(ii) of the Securities and Exchange Act.

The Company met the identified exemption provisions throughout the most recent fiscal year without exception.

Sincerely,

David Lopez
CCO
Spartan Securities Group Ltd.



Haynie & Company

Certified Public Accountants (a professional corporation)
50 West Broadway, Suite 600 Salt Lake City, UT 84101 (801) 532-7800 Fax (801) 328-4461

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Members
Spartan Securities Group, Ltd.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Spartan Securities Group, Ltd. and the SIPC, solely to assist you and SIPC in evaluating Spartan Securities Group, Ltd.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Spartan Securities Group, Ltd.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Spartan Securities Group, Ltd.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Spartan Securities Group, Ltd. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
February 28, 2019

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RSM

SIPC-7 (36 REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36 REV 12/18)

For the fiscal year ended 12/31/2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

10*10*******1893********************MIXED AADC 220
52937 FINRA DEC
SPARTAN SECURITIES GROUP LTD
15500 ROOSEVELT BLVD STE 303
CLEARWATER, FL 33760-3430

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______

2. A. General Assessment (item 2e from page 2) $ 7,051.00

B. Less payment made with SIPC-6 filed (exclude interest) (4255.00)

August 21, 2018
Date Paid

C. Less prior overpayment applied (Ø)

D. Assessment balance due or (overpayment) 2796

E. Interest computed on late payment (see instruction E) for Ø days at 20% per annum Ø

F. Total assessment balance and interest due (or overpayment carried forward) $ 2796

G. PAYMENT: √ the box
Check mailed to P.O. Box ☒ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 2796.00

H. Overpayment carried forward $(Ø)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Spartan Securities Group LTD
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 21st day of February, 2019.

CCO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2018 and ending 12/31/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 5,042,303
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	341,901
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	341,901
2d. SIPC Net Operating Revenues	$ 4,700,402
2e. General Assessment @ .0015	$ 7,051

(to page 1, line 2.A.)

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